GLOBAL GREEN SOLUTIONS INC.
609 Granville Street, Suite 880
P.O. Box 10321, Pacific Center
Vancouver, British Columbia
Canada V7Y 1G5

September 20, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Assistant Director

RE:   Global Green Solutions Inc.
Form SB-2 Registration Statement
Registration No. 333-135132

Dear Mr. Schwall:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Global Green Solutions Inc. (the "Company") requests acceleration of its Form SB-2 Registration Statement for an effective date of Friday, September 22, 2006, at 2:00 p.m., EDT, or as soon thereafter as practicable.

The Company is aware that the staff of the Securities and Exchange Commission has not made any review of the registration statement, accordingly the filing with the Commission may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate. Further, the Company is also aware of its statutory responsibility under the Securities Act of 1933, as amended.

Please be advised that the Company has not distributed any preliminary prospectuses and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The registration statement thereto has not been submitted to the NASD since no NASD members or affiliates will be participating in the transaction.

The Company acknowledges that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   Global Green Solutions Inc.
Form SB-2 Registration Statement
SEC File 333-135132
September 20, 2006

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

GLOBAL GREEN SOLUTIONS INC.

BY:	ARNOLD HUGHES
Arnold Hughes
Principal Financial Officer, Principal Accounting Officer and Treasurer

RLW: hdw

cc: Conrad C. Lysiak